UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    November 13, 2015

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Six Months Ended September 30, 2015 <Under Japanese GAAP>	November 13, 2015

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 27, 2015

Dividend payment date: December 3, 2015

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the six months ended September 30, 2015)

  (1) Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Profit attributable to owners of parent
	Six months ended September 30, 2015	¥ 2,388,800	1.2%	¥ 631,824	(19.1)%	¥ 388,137	(19.1)%
	Six months ended September 30, 2014	2,360,297	(0.1)	780,526	(6.6)	479,548	(5.2)
Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2015: ¥91,744 million [(88.4)%] (b) for the six months ended September 30, 2014: ¥791,814 million [(2.4)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
		Profit attributable to owners of parent per share		Profit attributable to owners of parent per share (Diluted)
	Six months ended September 30, 2015	¥ 283.89		¥ 283.70
	Six months ended September 30, 2014	350.73		350.54
(2) Financial position
					(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	September 30, 2015	¥ 186,653,748		¥ 10,636,234		4.8%
	March 31, 2015	183,442,585		10,696,271		4.9

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2015: ¥8,953,699 million (b) as of March 31, 2015: ¥9,022,249 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

2. Dividends on common stock per share

(Yen	)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2015	¥ –	¥ 60	¥ –	¥ 80	¥ 140
Fiscal year ending March 31, 2016	–	75
Fiscal year ending March 31, 2016 (Forecast)			–	75	150

Note:	Dividend forecast remains unchanged.

3. Earnings forecast (for the fiscal year ending March 31, 2016)

(Millions of yen, except percentages)

	Ordinary profit		Profit attributable to owners of parent
Fiscal year ending March 31, 2016	¥ 1,220,000	(7.7)%	¥ 760,000	0.8%

Notes:	1.	Earnings forecast which was announced in May 2015 is revised.
	2.	Percentages shown in ordinary profit and profit attributable to owners of parent are the increase (decrease) from the previous fiscal year.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.
(2) Changes in accounting policies, changes in accounting estimates and restatements
(a) Changes in accounting policies due to application of new or revised accounting standards	: No
(b) Changes in accounting policies due to reasons other than above (a)	: No
(c) Changes in accounting estimates	: No
(d) Restatements	: No

(3)	Number of shares issued (common stock)

	As of September 30, 2015	As of March 31, 2015
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares

(b) Number of treasury stocks	46,826,326 shares	46,814,201 shares

	Six months ended September 30, 2015	Six months ended September 30, 2014
(c) Average number of shares issued in the period	1,367,234,640 shares	1,367,266,709 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2015)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income		Net income per share
Six months ended
September 30, 2015	¥367,827	4.5%	¥350,173	4.5%	¥343,718	4.1%	¥343,716	4.1%	¥243.76
September 30, 2014	352,060	369.1	334,995	440.1	330,099	459.9	330,097	459.9	234.10

Note:	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase from the same period in the previous fiscal year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
September 30, 2015	¥7,659,102	¥5,194,856	67.8%

March 31, 2015	6,843,998	4,963,782	72.5

Note:	Stockholders’ equity:
(a) as of September 30, 2015: ¥5,192,517 million (b) as of March 31, 2015: ¥4,961,697 million

Note on interim audit procedures:

This report is out of the scope of the audit procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit procedures of the interim consolidated financial statements and interim non-consolidated financial statements have not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the six months ended September 30, 2015 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (SMFG) reports the financial results for the six months ended September 30, 2015.

1. Consolidated operating results

In the six months ended September 30, 2015, gross profit increased by ¥62.6 billion year-on-year to ¥1,512.7 billion. This was mainly due to an increase in profit of equity brokerage commissions and underwriting commissions by SMBC Nikko Securities, Inc., as well as higher profits at SMBC Consumer Finance Co., Ltd. mainly from an increase in loan guarantee outstanding, and a rise in credit card revenue at Sumitomo Mitsui Card Company, Limited.

General and administrative expenses increased by ¥48.0 billion year-on-year to ¥852.2 billion, due mainly to expenditures by SMBC and SMBC Nikko Securities, Inc. in order to continue to implement measures to enhance top-line growth.

Equity in gains (losses) of affiliates was ¥43.4 billion. This was mainly due to an impairment loss on goodwill of investments in affiliates arising from a decline in market prices.

Total credit cost increased by ¥112.9 billion year-on-year to ¥24.1 billion. This was primarily due to a decrease in gains on reversal of reserve for possible losses recognized by SMBC.

Finally, ordinary profit decreased by ¥148.7 billion year-on-year to ¥631.8 billion, and profit attributable to owners of parent decreased by ¥91.4 billion year-on-year to ¥388.1 billion.

Consolidated		(Billions of yen)

	Six months ended September 30, 2015	Change from the six months ended September 30, 2014
Net business profit	¥ 617.1	¥ (28.8)
Gross profit	1,512.7	62.6
General and administrative expenses	(852.2)	(48.0)
Equity in gains (losses) of affiliates	(43.4)	(43.4)
Total credit cost	(24.1)	(112.9)
Ordinary profit	631.8	(148.7)
Profit attributable to owners of parent	388.1	(91.4)

SMBC, non-consolidated
Banking profit *	¥ 404.2	¥ (36.7)
Gross banking profit	803.0	(24.8)
Expenses (excluding non-recurring losses)	(398.8)	(11.9)
Total credit cost	27.6	(96.6)
Ordinary profit	415.0	(177.4)
Net income	285.3	(123.0)

 * Banking profit (before provision for general reserve for possible loan losses)

2. Consolidated financial position

As of September 30, 2015, SMFG’s total assets were ¥186,653.7 billion, an increase of ¥3,211.2 billion compared with March 31, 2015. Net assets decreased by ¥60.0 billion to ¥10,636.2 billion compared with March 31, 2015.

As for major account balances, cash and due from banks increased by ¥3,638.6 billion to ¥43,387.5 billion and loans and bills discounted increased by ¥1,442.4 billion to ¥74,510.7 billion compared with March 31,2015. Deposits increased by ¥1,051.5 billion to ¥102,099.4 billion compared with March 31, 2015.

Sumitomo Mitsui Financial Group, Inc.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥121.1 billion to ¥1,053.7 billion compared with March 31, 2015. Non-performing loan ratio was 1.22%, a decrease of 0.17 percentage point compared with March 31, 2015.

3. Consolidated earnings forecasts

The consolidated earnings forecast announced on May 13, 2015 has been revised as follows since SMBC forecasted an increase in its profit, while losses on impairment of goodwill related to investments in affiliates were estimated.

Ordinary profit	¥1,220 billion	(decrease of ¥20 billion from the previous forecast)
Profit attributable to owners of parent	¥760 billion	(no change from the previous forecast)

4. Others

(Changes in presentation)

In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, changes are made to the presentation of “Net income” and other relevant items, and “Minority interests” is changed to “Non-controlling interests” from the six months ended September 30, 2015. Figures for “Six months ended September 30, 2014” and “March 31, 2015” in the consolidated financial statements reflect these changes.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

(1) Consolidated balance sheets

	Millions of yen

	March 31, 2015	September 30, 2015

Assets:
Cash and due from banks	¥ 39,748,979	¥ 43,387,549
Call loans and bills bought	1,326,965	1,376,648
Receivables under resale agreements	746,431	771,420
Receivables under securities borrowing transactions	6,477,063	6,499,677
Monetary claims bought	4,286,592	4,069,880
Trading assets	7,483,681	7,680,304
Money held in trust	7,087	6,125
Securities	29,633,667	28,049,702
Loans and bills discounted	73,068,240	74,510,685
Foreign exchanges	1,907,667	1,966,358
Lease receivables and investment assets	1,909,143	1,936,679
Other assets	6,156,091	5,583,659
Tangible fixed assets	2,770,853	2,866,897
Intangible fixed assets	819,560	821,466
Net defined benefit asset	376,255	376,995
Deferred tax assets	127,841	121,880
Customers’ liabilities for acceptances and guarantees	7,267,713	7,245,750
Reserve for possible loan losses	(671,248)	(617,936)

Total assets	¥ 183,442,585	¥ 186,653,748

Liabilities:
Deposits	¥ 101,047,918	¥ 102,099,448
Negotiable certificates of deposit	13,825,898	15,469,008
Call money and bills sold	5,873,123	6,218,629
Payables under repurchase agreements	991,860	1,081,106
Payables under securities lending transactions	7,833,219	8,258,001
Commercial paper	3,351,459	3,108,581
Trading liabilities	5,664,688	5,551,679
Borrowed money	9,778,095	9,983,873
Foreign exchanges	1,110,822	863,970
Short-term bonds	1,370,800	1,567,500
Bonds	6,222,918	6,970,903
Due to trust account	718,133	597,296
Other liabilities	6,728,951	6,233,612
Reserve for employee bonuses	73,359	54,667
Reserve for executive bonuses	3,344	—
Net defined benefit liability	38,096	37,568
Reserve for executive retirement benefits	2,128	1,975
Reserve for point service program	19,050	19,615
Reserve for reimbursement of deposits	20,870	15,176
Reserve for losses on interest repayment	166,793	127,572
Reserve under the special laws	1,124	1,353
Deferred tax liabilities	601,393	476,225
Deferred tax liabilities for land revaluation	34,550	33,998
Acceptances and guarantees	7,267,713	7,245,750

Total liabilities	172,746,314	176,017,514

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,329	757,321
Retained earnings	4,098,425	4,378,320
Treasury stock	(175,261)	(175,344)

Total stockholders’ equity	7,018,389	7,298,192

Net unrealized gains (losses) on other securities	1,791,049	1,431,893
Net deferred gains (losses) on hedges	(30,180)	(16,619)
Land revaluation excess	39,014	37,887
Foreign currency translation adjustments	156,309	146,258
Remeasurements of defined benefit plans	47,667	56,086

Total accumulated other comprehensive income	2,003,859	1,655,506

Stock acquisition rights	2,284	2,559
Non-controlling interests	1,671,738	1,679,975

Total net assets	10,696,271	10,636,234

Total liabilities and net assets	¥ 183,442,585	¥ 186,653,748

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Six months ended September 30	2014	2015
Ordinary income	¥ 2,360,297	¥ 2,388,800
Interest income	943,690	992,325
Interest on loans and discounts	644,297	657,506
Interest and dividends on securities	185,367	213,555
Trust fees	1,413	1,400
Fees and commissions	530,479	564,048
Trading income	108,476	108,702
Other operating income	589,036	636,353
Other income	187,200	85,970
Ordinary expenses	1,579,770	1,756,975
Interest expenses	180,057	209,593
Interest on deposits	59,501	67,761
Fees and commissions payments	69,009	71,127
Trading losses	24,107	—
Other operating expenses	449,829	509,378
General and administrative expenses	804,257	852,244
Other expenses	52,509	114,631

Ordinary profit	780,526	631,824

Extraordinary gains	198	3,647
Extraordinary losses	2,719	4,639

Income before income taxes	778,005	630,832

Income taxes-current	171,702	155,614
Income taxes-deferred	70,152	32,109

Income taxes	241,855	187,723

Profit	536,150	443,109

Profit attributable to non-controlling interests	56,602	54,971

Profit attributable to owners of parent	¥ 479,548	¥ 388,137

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2014	2015
Profit	¥ 536,150	¥ 443,109
Other comprehensive income	255,664	(351,364)
Net unrealized gains (losses) on other securities	217,794	(363,361)
Net deferred gains (losses) on hedges	16,602	12,447
Foreign currency translation adjustments	16,463	4,729
Remeasurements of defined benefit plans	7,424	8,511
Share of other comprehensive income of affiliates	(2,620)	(13,692)

Total comprehensive income	791,814	91,744

Comprehensive income attributable to owners of parent	713,850	40,911
Comprehensive income attributable to non-controlling interests	77,964	50,832

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2014	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥ 2,337,895	¥ 758,349	¥ 3,480,085	¥ (175,115)	¥ 6,401,215
Cumulative effects of changes in accounting policies			35,459		35,459
Restated balance	2,337,895	758,349	3,515,544	(175,115)	6,436,674
Changes in the period
Cash dividends			(88,872)		(88,872)
Profit attributable to owners of parent			479,548		479,548
Purchase of treasury stock				(70)	(70)
Disposal of treasury stock		1		5	7
Changes in shareholders interest due to transaction with non-controlling interests		(1,263)			(1,263)
Increase due to increase in subsidiaries			6		6
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(2)		(2)
Decrease due to decrease in subsidiaries			(5)		(5)
Reversal of land revaluation excess			126		126
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	(1,261)	390,801	(64)	389,475

Balance at the end of the period	¥ 2,337,895	¥ 757,087	¥ 3,906,346	¥ (175,179)	¥ 6,826,149

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2014	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥ 949,508	¥ (60,946)	¥ 35,749	¥ 27,239	¥ (73,579)	¥ 877,971
Cumulative effects of changes in accounting policies
Restated balance	949,508	(60,946)	35,749	27,239	(73,579)	877,971
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	213,605	17,075	(126)	(3,704)	7,326	234,176

Net changes in the period	213,605	17,075	(126)	(3,704)	7,326	234,176

Balance at the end of the period	¥ 1,163,113	¥ (43,870)	¥ 35,622	¥ 23,534	¥ (66,252)	¥ 1,112,147

	Millions of yen
Six months ended September 30, 2014	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	¥ 1,791	¥ 1,724,041	¥ 9,005,019
Cumulative effects of changes in accounting policies		(431)	35,027
Restated balance	1,791	1,723,610	9,040,047
Changes in the period
Cash dividends			(88,872)
Profit attributable to owners of parent			479,548
Purchase of treasury stock			(70)
Disposal of treasury stock			7
Changes in shareholders interest due to transaction with non-controlling interests			(1,263)
Increase due to increase in subsidiaries			6
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(2)
Decrease due to decrease in subsidiaries			(5)
Reversal of land revaluation excess			126
Net changes in items other than stockholders’ equity in the period	248	3,243	237,668

Net changes in the period	248	3,243	627,143

Balance at the end of the period	¥ 2,040	¥ 1,726,853	¥ 9,667,190

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2015	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥ 2,337,895	¥ 757,329	¥ 4,098,425	¥ (175,261)	¥ 7,018,389
Changes in the period
Cash dividends			(109,379)		(109,379)
Profit attributable to owners of parent			388,137		388,137
Purchase of treasury stock				(113)	(113)
Disposal of treasury stock		(8)		29	21
Changes in shareholders interest due to transaction with non-controlling interests		0			0
Increase due to increase in subsidiaries			21		21
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(8)		(8)
Decrease due to decrease in subsidiaries			(6)		(6)
Reversal of land revaluation excess			1,127		1,127
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	(8)	279,895	(83)	279,803

Balance at the end of the period	¥ 2,337,895	¥ 757,321	¥ 4,378,320	¥ (175,344)	¥ 7,298,192

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2015	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥ 1,791,049	¥ (30,180)	¥ 39,014	¥ 156,309	¥ 47,667	¥ 2,003,859
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	(359,156)	13,560	(1,127)	(10,050)	8,419	(348,353)

Net changes in the period	(359,156)	13,560	(1,127)	(10,050)	8,419	(348,353)

Balance at the end of the period	¥ 1,431,893	¥ (16,619)	¥ 37,887	¥ 146,258	¥ 56,086	¥ 1,655,506

	Millions of yen
Six months ended September 30, 2015	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥ 2,284	¥ 1,671,738	¥ 10,696,271
Changes in the period
Cash dividends			(109,379)
Profit attributable to owners of parent			388,137
Purchase of treasury stock			(113)
Disposal of treasury stock			21
Changes in shareholders interest due to transaction with non-controlling interests			0
Increase due to increase in subsidiaries			21
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(8)
Decrease due to decrease in subsidiaries			(6)
Reversal of land revaluation excess			1,127
Net changes in items other than stockholders’ equity in the period	275	8,237	(339,840)

Net changes in the period	275	8,237	(60,037)

Balance at the end of the period	¥ 2,559	¥ 1,679,975	¥ 10,636,234

Sumitomo Mitsui Financial Group, Inc.

(4) Consolidated statements of cash flows

	Millions of yen
Six months ended September 30	2014	2015
Cash flows from operating activities:
Income before income taxes	¥ 778,005	¥ 630,832
Depreciation	105,928	113,315
Losses on impairment of fixed assets	1,047	2,759
Amortization of goodwill	13,213	14,241
Equity in (gains) losses of affiliates	(51)	43,389
Net change in reserve for possible loan losses	(121,297)	(56,198)
Net change in reserve for employee bonuses	(23,520)	(18,749)
Net change in reserve for executive bonuses	(4,921)	(3,339)
Net change in net defined benefit asset and liability	(25,094)	(1,081)
Net change in reserve for executive retirement benefits	(114)	(153)
Net change in reserve for point service program	(384)	565
Net change in reserve for reimbursement of deposits	(3,202)	(5,693)
Net change in reserve for losses on interest repayment	(44,292)	(39,221)
Interest income	(943,690)	(992,325)
Interest expenses	180,057	209,593
Net (gains) losses on securities	(82,185)	(55,339)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	(302,288)	68,641
Net (gains) losses from disposal of fixed assets	1,328	(1,997)
Net change in trading assets	(932,713)	(176,731)
Net change in trading liabilities	570,303	(131,294)
Net change in loans and bills discounted	(2,252,753)	(1,498,789)
Net change in deposits	1,095,141	1,104,718
Net change in negotiable certificates of deposit	905,283	1,643,657
Net change in borrowed money (excluding subordinated borrowings)	1,570,125	225,259
Net change in deposits with banks	(215,975)	186,660
Net change in call loans and bills bought and others	(464,994)	171,261
Net change in receivables under securities borrowing transactions	(1,751,546)	(22,614)
Net change in call money and bills sold and others	(43,142)	441,635
Net change in commercial paper	331,582	(271,667)
Net change in payables under securities lending transactions	2,612,374	424,782
Net change in foreign exchanges (assets)	(327,611)	(66,674)
Net change in foreign exchanges (liabilities)	137,584	(246,589)
Net change in lease receivables and investment assets	10,596	(24,054)
Net change in short-term bonds (liabilities)	127,100	196,700
Issuance and redemption of bonds (excluding subordinated bonds)	364,110	228,474
Net change in due to trust account	71,095	(120,837)
Interest received	958,860	1,002,309
Interest paid	(163,738)	(201,557)
Other, net	19,121	363,338

Subtotal	2,149,341	3,137,227

Income taxes paid	(189,150)	(129,019)

Net cash provided by (used in) operating activities	1,960,190	3,008,207

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
Six months ended September 30	2014	2015
Cash flows from investing activities:
Purchases of securities	(17,532,587)	(11,941,885)
Proceeds from sale of securities	14,825,959	9,012,534
Proceeds from redemption of securities	4,135,996	3,635,158
Purchases of money held in trust	(0)	(0)
Proceeds from sale of money held in trust	2,721	962
Purchases of tangible fixed assets	(230,743)	(220,158)
Proceeds from sale of tangible fixed assets	28,861	55,373
Purchases of intangible fixed assets	(68,084)	(75,101)
Proceeds from sale of intangible fixed assets	0	205
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	(58)	—
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	—	6,698

Net cash provided by (used in) investing activities	1,162,064	473,785

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	—	8,000
Repayment of subordinated borrowings	(5,000)	(11,250)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	318,907	576,446
Redemption of subordinated bonds and bonds with stock acquisition rights	(185,674)	(60,610)
Dividends paid	(88,840)	(109,372)
Dividends paid to non-controlling interests	(42,495)	(42,747)
Purchases of treasury stock	(70)	(113)
Proceeds from disposal of treasury stock	7	21
Purchase of shares of subsidiaries not resulting in change in scope of consolidation	(1,942)	(4)
Proceeds from sale of shares of subsidiaries not resulting in change in scope of consolidation	108	98

Net cash provided by (used in) financing activities	(5,000)	360,466

Effect of exchange rate changes on cash and cash equivalents	67,011	(7,099)

Net change in cash and cash equivalents	3,184,266	3,835,360

Cash and cash equivalents at the beginning of the period	26,993,164	33,598,680
Increase in cash and cash equivalents from newly consolidated subsidiaries	—	33
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(52,637)	—

Cash and cash equivalents at the end of the period	¥ 30,124,793	¥ 37,434,075

Sumitomo Mitsui Financial Group, Inc.

(5) Note on going concern

     Not applicable.

(6) Segment information

(a)	Information on profit and loss amount by reportable segment

Six months ended September 30, 2015	(Millions of yen)

	Commercial Banking
		SMBC
		Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head Office Account	Others	Total
Gross profit	¥802,983	¥257,631	¥182,888	¥180,679	¥222,552	¥(40,766)	¥150,900	¥953,884
Interest income	571,911	149,760	151,387	114,376	139,144	17,243	84,760	656,671
Non-interest income	231,072	107,871	31,501	66,303	83,408	(58,010)	66,139	297,212
Expenses, etc.	(398,820)	(101,915)	(174,359)	(60,885)	(14,628)	(47,033)	(100,677)	(499,498)
Consolidated net business profit	¥404,163	¥155,716	¥8,529	¥119,794	¥207,924	¥(87,799)	¥50,222	¥454,386

	Leasing			Securities
	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥71,606	¥10,340	¥81,946	¥176,207	¥21,013	¥(4,300)	¥192,920
Interest income	8,781	2,496	11,277	669	789	852	2,312
Non-interest income	62,824	7,844	70,668	175,537	20,223	(5,152)	190,607
Expenses, etc.	(29,907)	(2,117)	(32,024)	(131,949)	(19,474)	(5,623)	(157,047)
Consolidated net business profit	¥41,698	¥8,222	¥49,921	¥44,258	¥1,538	¥(9,923)	¥35,873

	Consumer finance
	SMCC	Cedyna	SMBCCF	Others	Total	Other Business	Grand Total
Gross profit	¥101,309	¥82,432	¥114,736	¥1,615	¥300,093	¥(16,113)	¥1,512,729
Interest income	6,656	12,104	77,692	(4,342)	92,111	20,358	782,731
Non-interest income	94,652	70,327	37,043	5,957	207,981	(36,472)	729,998
Expenses, etc.	(77,000)	(61,531)	(50,936)	(6,464)	(195,932)	(11,131)	(895,634)
Consolidated net business profit	¥24,308	¥20,901	¥63,799	¥(4,848)	¥104,160	¥(27,245)	¥617,095

Notes:

1.	“SMFL” and “SMBCCF” show consolidated figures of respective companies.
“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
“Cedyna” provides consolidated figures minus figures of immaterial subsidiaries.
2.	“Other Business” includes profit or loss to be eliminated as inter-segment transactions.

(b)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Six months ended September 30, 2015	(Millions of yen	)
Consolidated net business profit	¥617,095
Other ordinary income	85,970
Other ordinary expenses (excluding equity in losses of affiliates)	(71,241)
Ordinary profit on consolidated statements of income	¥631,824

Sumitomo Mitsui Financial Group, Inc.

6. Non-consolidated financial statements

(1) Non-consolidated balance sheets

	Millions of yen
	March 31, 2015	September 30, 2015
Assets:
Current assets
Cash and due from banks	¥ 201,862	¥ 462,512
Other current assets	110,089	81,940

Total current assets	311,951	544,452

Fixed assets
Tangible fixed assets	31	30
Intangible fixed assets	265	271
Investments and other assets	6,531,750	7,114,347
Investments in subsidiaries and affiliates	6,155,487	6,155,487
Long-term loans in subsidiaries and affiliates	376,262	958,860

Total fixed assets	6,532,046	7,114,649

Total assets	¥ 6,843,998	¥ 7,659,102

Liabilities:
Current liabilities
Short-term borrowings	¥ 1,228,030	¥ 1,228,030
Income taxes payable	21	20
Reserve for employee bonuses	180	187
Reserve for executive bonuses	97	—
Other current liabilities	8,924	10,448

Total current liabilities	1,237,253	1,238,686

Fixed liabilities
Bonds	611,962	1,186,560
Long-term borrowings	31,000	39,000

Total fixed liabilities	642,962	1,225,560

Total liabilities	1,880,215	2,464,246

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	24,349	24,341

Total capital surplus	1,583,723	1,583,715

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	1,022,371	1,253,283

Total retained earnings	1,052,791	1,283,703

Treasury stock	(12,713)	(12,796)

Total stockholders’ equity	4,961,697	5,192,517

Stock acquisition rights	2,085	2,338

Total net assets	4,963,782	5,194,856

Total liabilities and net assets	¥ 6,843,998	¥ 7,659,102

Sumitomo Mitsui Financial Group, Inc.

(2) Non-consolidated statements of income

	Millions of yen
Six months ended September 30	2014	2015
Operating income
Dividends on investments in subsidiaries and affiliates	¥ 339,412	¥ 352,108
Fees and commissions received from subsidiaries	8,370	8,713
Interest on long-term loans from subsidiaries	4,277	7,005

Total operating income	352,060	367,827

Operating expenses
General and administrative expenses	4,553	4,885
Interest on bonds	12,512	12,609
Interest on long-term borrowings	—	158

Total operating expenses	17,065	17,653

Operating profit	334,995	350,173

Non-operating income	89	233
Non-operating expenses	4,984	6,688

Ordinary profit	330,099	343,718

Income before income taxes	330,099	343,718

Income taxes-current	1	1

Income taxes	1	1

Net income	¥ 330,097	¥ 343,716

Sumitomo Mitsui Financial Group, Inc.

(3) Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Six months ended September 30, 2014	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total
Balance at the beginning of the period	¥2,337,895	¥1,559,374	¥24,347	¥1,583,721	¥30,420	¥712,661	¥743,081
Changes in the period
Cash dividends						(91,656)	(91,656)
Net income						330,097	330,097
Purchase of treasury stock
Disposal of treasury stock			1	1
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	—	1	1	—	238,441	238,441

Balance at the end of the period	¥2,337,895	¥1,559,374	¥24,349	¥1,583,723	¥30,420	¥951,103	¥981,523

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2014	Treasury stock	Total
Balance at the beginning of the period	¥ (12,566)	¥4,652,131	¥1,634	¥4,653,766
Changes in the period
Cash dividends		(91,656)		(91,656)
Net income		330,097		330,097
Purchase of treasury stock	(70)	(70)		(70)
Disposal of treasury stock	5	7		7
Net changes in items other than stockholders’ equity in the period			230	230

Net changes in the period	(64)	238,378	230	238,609

Balance at the end of the period	¥ (12,631)	¥4,890,510	¥1,864	¥4,892,375

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Six months ended September 30, 2015	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total
Balance at the beginning of the period	¥2,337,895	¥1,559,374	¥24,349	¥1,583,723	¥30,420	¥1,022,371	¥1,052,791
Changes in the period
Cash dividends						(112,804)	(112,804)
Net income						343,716	343,716
Purchase of treasury stock
Disposal of treasury stock			(8)	(8)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	—	(8)	(8)	—	230,912	230,912

Balance at the end of the period	¥2,337,895	¥1,559,374	¥24,341	¥1,583,715	¥30,420	¥1,253,283	¥1,283,703

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2015	Treasury stock	Total
Balance at the beginning of the period	¥ (12,713)	¥4,961,697	¥2,085	¥4,963,782
Changes in the period
Cash dividends		(112,804)		(112,804)
Net income		343,716		343,716
Purchase of treasury stock	(113)	(113)		(113)
Disposal of treasury stock	29	21		21
Net changes in items other than stockholders’ equity in the period			253	253

Net changes in the period	(83)	230,820	253	231,073

Balance at the end of the period	¥ (12,796)	¥5,192,517	¥2,338	¥5,194,856